Management’s Discussion and Analysis

Contents

Selected Railroad Statistics - unaudited	46

Management's Discussion and Analysis

Business profile	47

Corporate organization	47

Strategy overview	47

Forward-looking statements	51

Financial outlook	51

Financial highlights	52

2015 compared to 2014	52

Adjusted performance measures	53

Constant currency	53

Revenues	54

Operating expenses	59

Other income and expenses	60

2014 compared to 2013	61

Summary of quarterly financial data	66

Summary of fourth quarter 2015	66

Financial position	67

Liquidity and capital resources	68

Off balance sheet arrangements	75

Outstanding share data	75

Financial instruments	75

Recent accounting pronouncements	77

Critical accounting estimates	78

Business risks	88

Controls and procedures	97

CN | 2015 Annual Report

Selected Railroad Statistics - unaudited

	2015	2014	2013

Financial

Key financial performance indicators
Total revenues ($ millions)	12,611	12,134	10,575
Rail freight revenues ($ millions)	11,905	11,455	9,951
Operating income ($ millions)	5,266	4,624	3,873
Net income ($ millions)	3,538	3,167	2,612
Diluted earnings per share ($)	4.39	3.85	3.09
Adjusted diluted earnings per share ($) (1)	4.44	3.76	3.06
Free cash flow ($ millions) (2)	2,373	2,220	1,623
Gross property additions ($ millions)	2,706	2,297	2,017
Share repurchases ($ millions)	1,750	1,505	1,400
Dividends per share ($)	1.25	1.00	0.86

Financial position
Total assets ($ millions) (3)	36,402	31,687	29,988
Total liabilities ($ millions) (3)	21,452	18,217	17,035
Shareholders' equity ($ millions)	14,950	13,470	12,953

Financial ratios
Operating ratio (%)	58.2	61.9	63.4
Adjusted debt-to-total capitalization ratio (%) (3) (4)	42.5	40.0	39.3
Adjusted debt-to-adjusted EBITDA (times) (3) (4)	1.71	1.57	1.72

Operations (5)

Statistical operating data
Gross ton miles (GTMs) (millions)	442,084	448,765	401,390
Revenue ton miles (RTMs) (millions)	224,710	232,138	210,133
Carloads (thousands)	5,485	5,625	5,190
Route miles (includes Canada and the U.S.)	19,600	19,600	20,000
Employees (end of year)	23,172	25,530	23,721
Employees (average for the year)	24,575	24,635	23,705

Key operating measures
Rail freight revenue per RTM (cents)	5.30	4.93	4.74
Rail freight revenue per carload ($)	2,170	2,036	1,917
GTMs per average number of employees (thousands)	17,989	18,217	16,933
Operating expenses per GTM (cents)	1.66	1.67	1.67
Labor and fringe benefits expense per GTM (cents)	0.54	0.52	0.54
Diesel fuel consumed (US gallons in millions)	425.0	440.5	403.7
Average fuel price ($/US gallon)	2.68	3.72	3.55
GTMs per US gallon of fuel consumed	1,040	1,019	994
Terminal dwell (hours)	15.0	16.9	15.8
Train velocity (miles per hour)	26.3	25.7	26.6

Safety indicators (6)
Injury frequency rate (per 200,000 person hours)	1.63	1.81	1.69
Accident rate (per million train miles)	2.06	2.73	2.11

(1)	See the section entitled Adjusted performance measures in the MD&A for an explanation of this non-GAAP measure.
(2)	See the section entitled Liquidity and capital resources - Free cash flow in the MD&A for an explanation of this non-GAAP measure.
(3)
As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, certain 2014 and 2013 balances have been adjusted and the related financial ratios have been restated. See Note 2 - Recent accounting pronouncements to the Company’s 2015 Annual Consolidated Financial Statements for additional information.

(4)	See the section entitled Liquidity and capital resources - Credit measures in the MD&A for an explanation of this non-GAAP measure.
(5)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(6)	Based on Federal Railroad Administration (FRA) reporting criteria.

CN | 2015 Annual Report

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) dated February 1, 2016, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or the “Company,” and should be read in conjunction with the Company’s 2015 Annual Consolidated Financial Statements and Notes thereto. All financial information reflected herein is expressed in Canadian dollars, and prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), unless otherwise noted.

CN’s common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company’s 2015 Annual Information Form and Form 40-F, may be found online at www.sedar.com, www.sec.gov, and on our website, www.cn.ca/regulatory-filings. The Company’s Notice of Intention to Make a Normal Course Issuer Bid may be found online at www.sedar.com and www.sec.gov. Copies of such documents may be obtained by contacting the Corporate Secretary’s office.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2015, no individual commodity group accounted for more than 23% of total revenues. From a geographic standpoint, 18% of revenues relate to United States (U.S.) domestic traffic, 33% transborder traffic, 18% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the strategy and operating plan established by corporate management.

See Note 18 – Segmented information to the Company’s 2015 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s business strategy is anchored on the continuous pursuit of Operational and Service Excellence, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN’s goal is to deliver valuable transportation services for its customers and to grow the business at low incremental cost. CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital. CN is also focused on returning value to shareholders through dividend payments and share repurchase programs. With a clear strategic agenda, driven by a commitment to innovation, productivity, supply-chain collaboration, while running trains safely and minimizing environmental impact, CN aims to create value for its customers as well as its shareholders.

CN | 2015 Annual Report

Management’s Discussion and Analysis

  CN’s success is dependent on long-term economic viability and on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN’s success also depends on a stream of capital investments that supports its business strategy.  These investments cover a wide range of areas, from track infrastructure and rolling stock, to information technology and other equipment and assets that improve the safety, efficiency and reliability of CN’s service offering. Investments in track infrastructure enhance the productivity and integrity of the plant, and increase the capacity and the fluidity of the network. The acquisition of new locomotives and cars generates several key benefits. New motive power increases fuel productivity and efficiency, and improves the reliability of service. Units equipped with distributed power allow for greater productivity of trains, particularly in cold weather, while improving train handling and safety. Targeted car acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN’s network. CN’s strategic investments in information technology provide access to timely and accurate information which supports CN’s ongoing efforts to drive innovation and efficiency in service, cost control, asset utilization, safety and employee engagement.

Balancing “Operational and Service Excellence”
The basic driver of the Company’s business is demand for reliable, efficient, and cost effective transportation for customers. As such, the Company’s focus is the pursuit of Operational and Service Excellence: striving to operate safely and efficiently while providing a high level of service to customers.
For many years, CN has operated with a mindset that drives cost efficiency and asset utilization. That mindset flows naturally from CN’s Precision Railroading model, which focuses on improving every process that affects delivery of customers’ goods. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. This calls for the relentless measurement of results and the use of such results to generate further execution improvements in the service provided to customers. The Company’s continuous search for efficiency is best captured in its performance according to key operating metrics such as car velocity, train speed and locomotive productivity. All are at the center of a highly productive and fluid railroad operation, requiring daily engagement in the field. The Company works hard to run more efficient trains, reduce dwell times at terminals and improve overall network velocity. With CN’s business model, fewer railcars and locomotives are needed to ship the same amount of freight in a tight, reliable and efficient operation. The railroad is run based on a disciplined operating methodology, executing with a sense of urgency and accountability. This philosophy is a key contributor to CN’s earnings growth and return on invested capital.
CN understands the importance of balancing its drive for productivity with efforts to enhance customer service. The Company’s efforts to deliver Operational and Service Excellence are anchored on an end-to-end supply chain mindset, working closely with customers and supply chain partners, as well as involving all relevant areas of the Company in the process. By fostering better end-to-end service performance, encouraging all supply-chain players to move away from a silo mentality to daily engagement, information sharing, problem solving, and execution, CN aims to help customers achieve greater competitiveness in their own markets. Supply Chain Collaboration Agreements with ports, terminal operators and customers leverage key performance metrics that drive efficiencies across the entire supply chain.
The Company is strengthening its commitment to Operational and Service Excellence through a wide range of innovations anchored on its continuous improvement philosophy. CN is building on its industry leadership in terms of fast and reliable hub-to-hub service by continuing to improve across the range of customer touch points. The Company’s major push in first-mile/last-mile service is all about improving the quality of customer interactions – developing a sharper outside-in perspective; better monitoring of traffic forecasts; higher and more responsive car order fulfillment; and proactive customer communication at the local level, supported by iAdvise, an information tool that is improving the reliability and consistency of shipment information.
CN’s broad-based service innovations benefit customers and support the Company’s goal to drive top-line growth. CN understands the importance of being the best operator in the business, and being the best service innovator as well.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Delivering safely and responsibly
CN is committed to the safety of its employees, the communities in which it operates and the environment. Safety consciousness permeates every aspect of CN’s operations. The Company’s long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and a focus on employee training and safety awareness. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives.
CN’s Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk, drive continuous improvement in the reduction of injuries and accidents, and engage employees at all levels of the organization. CN believes that the rail industry can enhance safety by working more closely with communities. Under CN’s structured Community Engagement program, the Company engages with municipal officers and their emergency responders in an effort to assist them in their emergency response planning. In many cases, this outreach includes face-to-face meetings, during which CN discusses its comprehensive safety programs; its safety performance; the nature, volume and economic importance of dangerous commodities it transports through their communities; a review of emergency response planning; and arranging for training sessions for emergency responders. The outreach builds on CN’s involvement in the Transportation Community Awareness and Emergency Response (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents.
CN has been deepening its commitment to a sustainable operation for many years, and has made sustainability an integral part of its business strategy. The best way in which CN can positively impact the environment is by continuously improving the efficiency of its operations, and reducing its carbon footprint. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives and trucks that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste and scrap at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint. The Company combines its expert resources, environmental management procedures, training and audits for employees and contractors, and emergency preparedness response activities to help ensure that it conducts its operations and activities while protecting the natural environment. The Company’s environmental activities include monitoring CN’s environmental performance in Canada and the U.S. (ensuring compliance), identifying environmental issues inside the Company, and managing them in accordance with CN’s Environmental Policy. The Environmental Policy is overseen by the Environment, Safety and Security Committee of the Board of Directors, and all employees must demonstrate commitment to it at all times. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company.
The CN Environmental Policy, the Company’s CDP (“Carbon Disclosure Project”) Report, the Corporate Citizenship Report “Delivering Responsibly” and the Company’s Corporate Governance Manual, which outlines the role and responsibility of the Environment, Safety and Security Committee of the Board of Directors, are available on CN’s website.

Building a solid team of railroaders
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is addressing changes in employee demographics that will span multiple years, with the workforce undergoing a major renewal. This is why the Company is focused on hiring the right people, onboarding them successfully, helping them build positive relationships with their colleagues, and helping all employees to grow and develop. As part of its strategy to build a solid team of railroaders, the Company leverages its state-of-the-art training facilities in preparing employees to be highly skilled, safety conscious and confident in their work environment. Curricula for technical training and leadership development has been designed to meet the learning needs of CN’s railroaders – both current and future. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool, and are tightly integrated with the Company’s business strategy. Progress made in developing current and future leaders through the Company’s leadership development programs is reviewed by the Human Resources and Compensation Committee of the Board of Directors.

CN | 2015 Annual Report

Management’s Discussion and Analysis

2015 Highlights
•	The Company attained record revenues, operating income, net income, and earnings per share.
•	The Company attained a record operating ratio of 58.2%.
•	The Company attained record free cash flow of $2,373 million. See the section of this MD&A entitled Liquidity and capital resources -Free cash flow for an explanation of this non-GAAP measure.
•	The Company paid quarterly dividends of $0.3125 per share, representing an increase of 25% when compared to 2014, amounting to $996 million.
•	The Company repurchased 23.3 million common shares during the year, returning $1.75 billion to its shareholders.
•
CN spent $2.7 billion in its capital program, with $1.53 billion targeted at maintaining the safety and integrity of the network, particularly track infrastructure; $555 million for equipment capital expenditures, including 90 new high-horsepower locomotives, and $615 million on initiatives to support growth and drive productivity.

•	The Company’s sustainability practices once again earned it a place on the Dow Jones Sustainability World and North American Indexes.

Growth opportunities and assumptions
In 2016, the Company sees growth opportunities related to intermodal traffic, as well as commodities tied to U.S. housing construction and automotive sales.  Overall, the Company expects North American industrial production to increase by approximately one percent.  For the 2015/2016 crop year, the Canadian grain crop was in line with the five-year average and the U.S. grain crop was above the five-year average.  The Company assumes that the 2016/2017 grain crops in both Canada and the U.S. will be in line with their respective five-year averages.

Value creation in 2016
•
CN plans to invest approximately $2.9 billion in its 2016 capital program, of which $1.5 billion is targeted toward track infrastructure, $0.6 billion on equipment capital expenditures, including adding 90 new high-horsepower locomotives, $0.4 billion on initiatives to drive productivity, and $0.4 billion associated with the U.S. federal government legislative Positive Train Control (PTC) implementation.

•	The Company’s Board of Directors approved an increase of 20% to the quarterly dividend to common shareholders, from $0.3125 per share in 2015 to $0.3750 per share in 2016.
•
The Company’s share repurchase program allows for the repurchase of up to 33.0 million common shares between October 30, 2015 and October 29, 2016. As at December 31, 2015, the Company has repurchased 5.8 million common shares under this program.

The forward-looking statements discussed in this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. For assumptions and risk factors, see the sections of this MD&A entitled Forward-looking statements, Strategy overview - Growth opportunities and assumptions, and Business risks.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates,” “assumes” or other similar words.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below. See also the section of this MD&A entitled Strategy overview - Growth opportunities and assumptions.

Forward-looking statements	Key assumptions or expectations

Statements relating to general economic and business	• North American and global economic growth
conditions, including those referring to revenue	• Long-term growth opportunities being less affected by current economic
growth opportunities	conditions

Statements relating to the Company’s ability to meet debt	• North American and global economic growth
repayments and future obligations in the foreseeable future,	• Adequate credit ratios
including income tax payments, and capital spending	• Investment-grade credit ratings
• Access to capital markets
• Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions	• Adequate cash generated from operations and other sources of financing
• Adequate long-term return on investment on pension plan assets
• Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S. See the section entitled Business risks of this MD&A for detailed information on major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial outlook
During the year, the Company issued and updated its 2015 financial outlook. The 2015 actual results were in line with the Company’s last 2015 financial outlook that was issued on October 27, 2015.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Financial highlights

				Change
				Favorable/(Unfavorable)
In millions, except percentage and per share data	2015	2014	2013	2015 vs 2014	2014 vs 2013

Revenues	$12,611	$12,134	$10,575	4%	15%
Operating income	$5,266	$4,624	$3,873	14%	19%
Net income	$3,538	$3,167	$2,612	12%	21%
Adjusted net income (1)	$3,580	$3,095	$2,582	16%	20%

Basic earnings per share	$4.42	$3.86	$3.10	15%	25%
Adjusted basic earnings per share (1)	$4.47	$3.77	$3.07	19%	23%

Diluted earnings per share	$4.39	$3.85	$3.09	14%	25%
Adjusted diluted earnings per share (1)	$4.44	$3.76	$3.06	18%	23%

Dividends declared per share	$1.25	$1.00	$0.86	25%	16%

Total assets (2)	$36,402	$31,687	$29,988	15%	6%
Total long-term liabilities (2)	$18,454	$16,016	$14,537	(15%)	(10%)

Operating ratio	58.2%	61.9%	63.4%	3.7-pts	1.5-pts

Free cash flow (3)	$2,373	$2,220	$1,623	7%	37%

(1)	See the section of this MD&A entitled Adjusted performance measures for an explanation of this non-GAAP measure.
(2)
As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, certain 2014 and 2013 balances have been adjusted. See the section of this MD&A entitled Recent accounting pronouncements for additional information.

(3)	See the section of this MD&A entitled Liquidity and capital resources - Free cash flow for an explanation of this non-GAAP measure.

2015 compared to 2014

In 2015, net income was $3,538 million, an increase of $371 million, or 12%, when compared to 2014, with diluted earnings per share rising 14% to $4.39. The $371 million increase was mainly due to higher operating income net of the related income taxes, partly offset by an increase in Interest expense and a decrease in Other income.
Operating income for the year ended December 31, 2015 increased by $642 million, or 14%, to $5,266 million. The operating ratio, defined as operating expenses as a percentage of revenues, was 58.2% in 2015, compared to 61.9% in 2014, a 3.7-point improvement.

Revenues for the year ended December 31, 2015 increased by $477 million, or 4%, to $12,611 million, mainly attributable to:
•	the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues;
    • freight rate increases; and
•	solid overseas intermodal demand, higher volumes of finished vehicle traffic, and increased shipments of lumber and panels to U.S. markets.
These factors were partly offset by a lower applicable fuel surcharge rate; and decreased shipments of energy-related commodities including crude oil, frac sand and drilling pipe, lower volumes of semi-finished steel products and short-haul iron ore, reduced shipments of coal due to weaker North American and global demand, as well as lower U.S. grain exports via the Gulf of Mexico.

Operating expenses for the year ended December 31, 2015 decreased by $165 million, or 2%, to $7,345 million, primarily due to lower fuel expense and cost-management efforts, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
     For the year ended December 31, 2015, the Company reported adjusted net income of $3,580 million, or $4.44 per diluted share. The adjusted figures for the year ended December 31, 2015 exclude a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate.

For the year ended December 31, 2014, the Company reported adjusted net income of $3,095 million, or $3.76 per diluted share. The adjusted figures for the year ended December 31, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), of $80 million, or $72 million after-tax ($0.09 per diluted share).

For the year ended December 31, 2013, the Company reported adjusted net income of $2,582 million, or $3.06 per diluted share. The adjusted figures for the year ended December 31, 2013 exclude a gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) of $29 million, or $18 million after-tax ($0.02 per diluted share) and a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”) of $40 million, or $36 million after-tax ($0.04 per diluted share). The adjusted figures also exclude a $24 million ($0.03 per diluted share) income tax expense from the enactment of higher provincial corporate income tax rates.

The following table provides a reconciliation of net income and earnings per share, as reported for the years ended December 31, 2015, 2014 and 2013, to the adjusted performance measures presented herein.

In millions, except per share data	Year ended December 31,	2015	2014	2013
	Net income as reported	$3,538	$3,167	$2,612
	Adjustments:
	Other income	-	(80)	(69)
	Income tax expense	42	8	39
	Adjusted net income	$3,580	$3,095	$2,582
	Basic earnings per share as reported	$4.42	$3.86	$3.10
	Impact of adjustments, per share	0.05	(0.09)	(0.03)
	Adjusted basic earnings per share	$4.47	$3.77	$3.07
	Diluted earnings per share as reported	$4.39	$3.85	$3.09
	Impact of adjustments, per share	0.05	(0.09)	(0.03)
	Adjusted diluted earnings per share	$4.44	$3.76	$3.06

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.28 and $1.10 per US$1.00, for the years ended December 31, 2015 and 2014, respectively.

On a constant currency basis, the Company’s net income for the year ended December 31, 2015 would have been lower by $314 million ($0.39 per diluted share).

CN | 2015 Annual Report

Management’s Discussion and Analysis

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Rail freight revenues		$11,905	$11,455	4%	(4%)
Other revenues		706	679	4%	(6%)
Total revenues		$12,611	$12,134	4%	(5%)
Rail freight revenues
Petroleum and chemicals		$2,442	$2,354	4%	(6%)
Metals and minerals		1,437	1,484	(3%)	(13%)
Forest products		1,728	1,523	13%	2%
Coal		612	740	(17%)	(25%)
Grain and fertilizers		2,071	1,986	4%	(3%)
Intermodal		2,896	2,748	5%	-
Automotive		719	620	16%	4%
Total rail freight revenues		$11,905	$11,455	4%	(4%)
Revenue ton miles (RTMs) (millions)		224,710	232,138	(3%)	(3%)
Rail freight revenue/RTM (cents)		5.30	4.93	8%	(1%)
Carloads (thousands)		5,485	5,625	(2%)	(2%)
Rail freight revenue/carload (dollars)		2,170	2,036	7%	(2%)

Revenues for the year ended December 31, 2015, totaled $12,611 million compared to $12,134 million in 2014. The increase of $477 million, or 4% was mainly attributable to the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; freight rate increases; and solid overseas intermodal demand, higher volumes of finished vehicle traffic, and increased shipments of lumber and panels to U.S markets. These factors were partly offset by a lower applicable fuel surcharge rate; and decreased shipments of energy-related commodities including crude oil, frac sand and drilling pipe, lower volumes of semi-finished steel products and short-haul iron ore, reduced shipments of coal due to weaker North American and global demand, as well as lower U.S. grain exports via the Gulf of Mexico.

Fuel surcharge revenues decreased by $575 million in 2015, mainly due to lower applicable fuel surcharge rates and lower freight volumes, partly offset by the positive translation impact of the weaker Canadian dollar.

In 2015, revenue ton miles (RTMs), measuring the relative weight and distance of rail freight transported by the Company, declined by 3% relative to 2014.
Rail freight revenue per RTM, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 8% when compared to 2014, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul, particularly in the second half of the year, and a lower applicable fuel surcharge rate.

Petroleum and chemicals

	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$2,442	$2,354	4%	(6%)
RTMs (millions)		51,103	53,169	(4%)	(4%)
Revenue/RTM (cents)		4.78	4.43	8%	(2%)

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants.

For the year ended December 31, 2015, revenues for this commodity group increased by $88 million, or 4%, when compared to 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases and higher shipments of natural gas liquids. These factors were partly offset by decreased shipments of crude oil and a lower applicable fuel surcharge rate.

CN | 2015 Annual Report

Management’s Discussion and Analysis

  Revenue per RTM increased by 8% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

Percentage of 2015 revenues
Chemicals and plastics	40%
Refined petroleum products	29%
Crude and condensate	25%
Sulfur	6%

Year ended December 31,	2015	2014	2013
Carloads (thousands)	640	655	611

Metals and minerals

	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$1,437	$1,484	(3%)	(13%)
RTMs (millions)		21,828	24,686	(12%)	(12%)
Revenue/RTM (cents)		6.58	6.01	9%	(2%)

The metals and minerals commodity group consists primarily of materials related to oil and gas development, steel, iron ore, non-ferrous base metals and ores, construction materials and machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company’s access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction.

For the year ended December 31, 2015, revenues for this commodity group decreased by $47 million, or 3%, when compared to 2014. The decrease was mainly due to decreased shipments of energy-related commodities including frac sand and drilling pipe due to a reduction in oil and gas activities, and lower volumes of semi-finished steel products and short-haul iron ore; as well as a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Revenue per RTM increased by 9% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul and a lower applicable fuel surcharge rate.

Percentage of 2015 revenues
Metals	29%
Energy materials	28%
Minerals	27%
Iron ore	16%

Year ended December 31,	2015	2014	2013
Carloads (thousands)	886	1,063	1,048

Forest products

	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$1,728	$1,523	13%	2%
RTMs (millions)		30,097	29,070	4%	4%
Revenue/RTM (cents)		5.74	5.24	10%	(2%)

CN | 2015 Annual Report

Management’s Discussion and Analysis

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for lumber and panels, housing starts and renovation activities primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.
For the year ended December 31, 2015, revenues for this commodity group increased by $205 million, or 13%, when compared to 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar; freight rate increases; and higher shipments of lumber and panels to U.S. markets, and increased offshore shipments of wood pulp. These factors were partly offset by a lower applicable fuel surcharge rate and decreased shipments of paper products.

Revenue per RTM increased by 10% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

Percentage of 2015 revenues
Pulp and paper	50%
Lumber and panels	50%

Year ended December 31,	2015	2014	2013
Carloads (thousands)	441	433	446

Coal

	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$612	$740	(17%)	(25%)
RTMs (millions)		15,956	21,147	(25%)	(25%)
Revenue/RTM (cents)		3.84	3.50	10%	(1%)

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and Southeast U.S., as well as offshore markets via terminals in the Gulf of Mexico.

For the year ended December 31, 2015, revenues for this commodity group decreased by $128 million, or 17%, when compared to 2014. The decrease was mainly due to lower shipments of metallurgical and thermal coal through west coast ports, and decreased volumes of thermal coal to U.S. utilities, and a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Revenue per RTM increased by 10% in 2015, mainly due to a significant decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar, and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

Percentage of 2015 revenues
Coal	85%
Petroleum coke	15%

Year ended December 31,	2015	2014	2013
Carloads (thousands)	438	519	416

CN | 2015 Annual Report

Management’s Discussion and Analysis

Grain and fertilizers

	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$2,071	$1,986	4%	(3%)
RTMs (millions)		50,001	51,326	(3%)	(3%)
Revenue/RTM (cents)		4.14	3.87	7%	-

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in Western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains and feed grain products (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in Western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S.

For the year ended December 31, 2015, revenues for this commodity group increased by $85 million, or 4%, when compared to 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, as well as higher shipments of potash and lentils. These factors were partly offset by lower U.S. corn and soybeans exports via the Gulf of Mexico, lower volumes of corn to domestic processing facilities, and reduced export shipments of Canadian wheat and barley; as well as a lower applicable fuel surcharge rate.

Revenue per RTM increased by 7% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul.

Percentage of 2015 revenues
Oilseeds	31%
Food grains	27%
Feed grains	22%
Fertilizers	20%

Year ended December 31,	2015	2014	2013
Carloads (thousands)	607	640	572

Intermodal

	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$2,896	$2,748	5%	-
RTMs (millions)		52,144	49,581	5%	5%
Revenue/RTM (cents)		5.55	5.54	-	(5%)

The intermodal commodity group includes rail and trucking services and is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, serving both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax, New Orleans and Mobile. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions.

For the year ended December 31, 2015, revenues for this commodity group increased by $148 million, or 5%, when compared to 2014. The increase was primarily due to higher international shipments, mainly through the Port of Prince Rupert, the positive translation impact of a weaker Canadian dollar, and freight rate increases. These factors were partly offset by a lower applicable fuel surcharge rate.

CN | 2015 Annual Report

Management’s Discussion and Analysis

  Revenue per RTM remained flat in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul.

Percentage of 2015 revenues
International	64%
Domestic	36%

Year ended December 31,	2015	2014	2013
Carloads (thousands)	2,232	2,086	1,875

Automotive

	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$719	$620	16%	4%
RTMs (millions)		3,581	3,159	13%	13%
Revenue/RTM (cents)		20.08	19.63	2%	(9%)

The automotive commodity group moves both domestic finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import finished vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America.

For the year ended December 31, 2015, revenues for this commodity group increased by $99 million, or 16%, when compared to 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar; and higher volumes of domestic finished vehicle traffic in the first half, as a result of new business, and higher import volumes via the Port of Vancouver. These factors were partly offset by a lower applicable fuel surcharge rate.

Revenue per RTM increased by 2% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar, partly offset by a significant increase in the average length of haul and a lower applicable fuel surcharge rate.

Percentage of 2015 revenues
Finished vehicles	93%
Auto parts	7%

Year ended December 31,	2015	2014	2013
Carloads (thousands)	241	229	222

Other revenues

	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$706	$679	4%	(6%)

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels and docks, warehousing and distribution, automotive logistic services, freight forwarding and transportation management; as well as other revenues including commuter train revenues.

For the year ended December 31, 2015, Other revenues increased by $27 million, or 4%, when compared to 2014, mainly due to the positive translation impact of a weaker Canadian dollar partly offset by lower revenues from vessels.

Percentage of 2015 revenues
Vessels and docks	50%
Other non-rail services	39%
Other revenues	11%

CN | 2015 Annual Report

Management’s Discussion and Analysis

Operating expenses

Operating expenses for the year ended December 31, 2015 amounted to $7,345 million compared to $7,510 million in 2014. The decrease of $165 million, or 2%, in 2015 was mainly due to lower fuel expense and cost-management efforts, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

				% Change	% Change at constant currency	Percentage of revenues
In millions	Year ended December 31,	2015	2014			2015	2014
Labor and fringe benefits		$2,406	$2,319	(4%)	2%	19.1%	19.1%
Purchased services and material		1,729	1,598	(8%)	(1%)	13.7%	13.2%
Fuel		1,285	1,846	30%	39%	10.2%	15.2%
Depreciation and amortization		1,158	1,050	(10%)	(4%)	9.2%	8.7%
Equipment rents		373	329	(13%)	-	2.9%	2.7%
Casualty and other		394	368	(7%)	3%	3.1%	3.0%
Total operating expenses		$7,345	$7,510	2%	9%	58.2%	61.9%

Labor and fringe benefits
Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pension and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets.

Labor and fringe benefits expense increased by $87 million, or 4%, in 2015 when compared to 2014. The increase was primarily a result of the negative translation impact of the weaker Canadian dollar, general wage increases and higher payroll taxes, as well as increased pension expense, partly offset by lower incentive-based compensation expense.

Purchased services and material
Purchased services and material expense primarily includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.

Purchased services and material expense increased by $131 million, or 8%, in 2015 when compared to 2014. The increase was mainly due to the negative translation impact of the weaker Canadian dollar as well as higher cost for repairs and maintenance and for materials.

Fuel
Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.
Fuel expense decreased by $561 million, or 30%, in 2015 when compared to 2014. The decrease was primarily due to lower fuel prices, partly offset by the negative translation impact of the weaker Canadian dollar.

Depreciation and amortization
Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments.
Depreciation and amortization expense increased by $108 million, or 10%, in 2015 when compared to 2014. The increase was mainly due to net capital additions and the negative translation impact of the weaker Canadian dollar, partly offset by the favorable impact of depreciation studies.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Equipment rents
Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives.

Equipment rents expense increased by $44 million, or 13%, in 2015 when compared to 2014. The increase was primarily due to the negative translation impact of the weaker Canadian dollar and increased car hire expense, partly offset by higher income from the use of the Company’s equipment by other railroads.

Casualty and other
Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses.
Casualty and other expense increased by $26 million, or 7%, in 2015 when compared to 2014. The increase was mainly due to the negative translation impact of the weaker Canadian dollar.

Other income and expenses

Interest expense
In 2015, Interest expense was $439 million compared to $371 million in 2014. The increase was mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense and a higher level of debt.

Other income
In 2015, the Company recorded other income of $47 million compared to $107 million in 2014. Included in Other income for 2014 was a gain on disposal of the Deux-Montagnes of $80 million.

Income tax expense
The Company recorded income tax expense of $1,336 million for the year ended December 31, 2015, compared to $1,193 million in 2014. Included in the 2015 figure was a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate. Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties.

The effective tax rate was 27.4% in 2015 and 2014. Excluding the net deferred income tax expense of $42 million in 2015 and the net income tax recovery of $18 million in 2014, the effective tax rate for 2015 was 26.5% compared to 27.8% in 2014, partially due to a higher proportion of profit in lower tax rate jurisdictions.

CN | 2015 Annual Report

Management’s Discussion and Analysis

2014 compared to 2013

In 2014, net income was $3,167 million, an increase of $555 million, or 21%, when compared to 2013, with diluted earnings per share rising 25% to $3.85. The $555 million increase was mainly due to an increase in Operating income, net of related income taxes.
Operating income for the year ended December 31, 2014 increased by $751 million, or 19%, to $4,624 million. The operating ratio, defined as operating expenses as a percentage of revenues, was 61.9% in 2014, compared to 63.4% in 2013, a 1.5-point improvement.

Revenues for the year ended December 31, 2014 increased by $1,559 million or 15%, to $12,134 million, mainly attributable to:
•	higher freight volumes due to a record 2013/2014 Canadian grain crop, strong energy markets, particularly crude oil and frac sand, as well as new intermodal and automotive business;
•	the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and
•	freight rate increases.

Operating expenses for the year ended December 31, 2014 increased by $808 million, or 12%, to $7,510 million, mainly due to:
•	the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses;
•	increased purchased services and material expense;
•	higher fuel costs; and
•	increased labor and fringe benefits expense.

Revenues
In millions, unless otherwise indicated	Year ended December 31,	2014	2013	% Change	% Change at constant currency

Rail freight revenues		$11,455	$9,951	15%	11%
Other revenues		679	624	9%	4%
Total revenues		$12,134	$10,575	15%	10%
Rail freight revenues
Petroleum and chemicals		$2,354	$1,952	21%	15%
Metals and minerals		1,484	1,240	20%	14%
Forest products		1,523	1,424	7%	2%
Coal		740	713	4%	-
Grain and fertilizers		1,986	1,638	21%	17%
Intermodal		2,748	2,429	13%	11%
Automotive		620	555	12%	6%
Total rail freight revenues		$11,455	$9,951	15%	11%
Revenue ton miles (RTMs) (millions)		232,138	210,133	10%	10%
Rail freight revenue/RTM (cents)		4.93	4.74	4%	-
Carloads (thousands)		5,625	5,190	8%	8%
Rail freight revenue/carload (dollars)		2,036	1,917	6%	2%

In order to better represent rail freight and related revenues within the commodity groups and maintain non-rail services that support CN’s rail business within Other revenues, certain other revenues were reclassified to the commodity groups within rail freight revenues. Revenues earned from trucking intermodal goods were reclassified from Other revenues to the Intermodal commodity group and services that relate to the movement of rail freight were reclassified from Other revenues to the related commodity groups. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation as discussed herein. This change has no impact on the Company’s previously reported results of operations as Total revenues remain unchanged.
Revenues for the year ended December 31, 2014 totaled $12,134 million compared to $10,575 million in 2013. The increase of $1,559 million, or 15%, was mainly attributable to higher freight volumes due to a record 2013/2014 Canadian grain crop, strong energy markets, particularly crude oil and frac sand, new intermodal and automotive business; the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and freight rate increases. Fuel surcharge revenues increased by $72 million in 2014, due to higher freight volumes partly offset by lower fuel surcharge rates.

CN | 2015 Annual Report

Management’s Discussion and Analysis

    In 2014, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 10% relative to 2013.
    Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 4% when compared to 2013, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

Petroleum and chemicals

	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$2,354	$1,952	21%	15%
RTMs (millions)		53,169	44,634	19%	19%
Revenue/RTM (cents)		4.43	4.37	1%	(3%)

For the year ended December 31, 2014, revenues for this commodity group increased by $402 million, or 21%, when compared to 2013. The increase was mainly due to higher crude oil and natural gas liquid shipments, the positive translation impact of a weaker Canadian dollar, freight rate increases, and higher fuel surcharge revenues due to higher freight volumes partly offset by a lower fuel surcharge rate. These factors were partly offset by lower volumes of chlorine and sulfur.
Revenue per revenue ton mile increased by 1% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul.

Metals and minerals

	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$1,484	$1,240	20%	14%
RTMs (millions)		24,686	21,342	16%	16%
Revenue/RTM (cents)		6.01	5.81	3%	(2%)

For the year ended December 31, 2014, revenues for this commodity group increased by $244 million, or 20%, when compared to 2013. The increase was mainly due to higher volumes of frac sand, increased shipments of semi-finished steel products, the positive translation impact of a weaker Canadian dollar, and freight rate increases.
Revenue per revenue ton mile increased by 3% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul.

Forest products

	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$1,523	$1,424	7%	2%
RTMs (millions)		29,070	29,630	(2%)	(2%)
Revenue/RTM (cents)		5.24	4.81	9%	4%

For the year ended December 31, 2014, revenues for this commodity group increased by $99 million, or 7%, when compared to 2013. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, and higher volumes of lumber and panels to U.S. markets. These factors were partly offset by decreased shipments of lumber and wood pulp to offshore markets and lower fuel surcharge revenues due to lower freight volumes.
Revenue per revenue ton mile increased by 9% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Coal

	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$740	$713	4%	-
RTMs (millions)		21,147	22,315	(5%)	(5%)
Revenue/RTM (cents)		3.50	3.20	9%	5%

For the year ended December 31, 2014, revenues for this commodity group increased by $27 million, or 4%, when compared to 2013. The increase was mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by lower volumes. Decreased shipments of metallurgical coal, thermal coal, and petroleum coke through west coast ports were partly offset by increased shipments of thermal coal to U.S. utilities and for export through the Gulf.
Revenue per revenue ton mile increased by 9% in 2014, mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar, and a significant decrease in the average length of haul.

Grain and fertilizers

	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$1,986	$1,638	21%	17%
RTMs (millions)		51,326	43,180	19%	19%
Revenue/RTM (cents)		3.87	3.79	2%	(1%)

For the year ended December 31, 2014, revenues for this commodity group increased by $348 million, or 21%, when compared to 2013. The increase was mainly due to higher volumes of Canadian wheat and canola due to a record 2013/2014 Canadian grain crop, as well as increased shipments of corn and soybeans for export due to higher crop yields in the U.S.; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by lower volumes of fertilizers.
Revenue per revenue ton mile increased by 2% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul.

Intermodal

	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$2,748	$2,429	13%	11%
RTMs (millions)		49,581	46,291	7%	7%
Revenue/RTM (cents)		5.54	5.25	6%	3%

For the year ended December 31, 2014, revenues for this commodity group increased by $319 million, or 13%, when compared to 2013. The increase was mainly due to new business and higher shipments through the ports of Vancouver and Montreal, and increased volumes through the Port of Prince Rupert; the positive translation impact of a weaker Canadian dollar; higher fuel surcharge revenues due to increased freight volumes; and freight rate increases. These increases were partly offset by reduced domestic volumes serving wholesale channels.
Revenue per revenue ton mile increased by 6% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases.

Automotive

	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$620	$555	12%	6%
RTMs (millions)		3,159	2,741	15%	15%
Revenue/RTM (cents)		19.63	20.25	(3%)	(8%)

CN | 2015 Annual Report

Management’s Discussion and Analysis

For the year ended December 31, 2014, revenues for this commodity group increased by $65 million, or 12%, when compared to 2013. The increase was mainly due to higher volumes of domestic finished vehicle traffic as a result of new business and the positive translation impact of a weaker Canadian dollar.
Revenue per revenue ton mile decreased by 3% in 2014, mainly due to a significant increase in the average length of haul, partly offset by the positive translation impact of a weaker Canadian dollar.

Other revenues

	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$679	$624	9%	4%

For the year ended December 31, 2014, Other revenues increased by $55 million, or 9%, when compared to 2013, mainly due to the positive translation impact of a weaker Canadian dollar, higher revenues from vessels and docks, as well as international freight forwarding.

Operating expenses
Operating expenses for the year ended December 31, 2014 amounted to $7,510 million compared to $6,702 million in 2013. The increase of $808 million, or 12%, in 2014 was mainly due to the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses, increased purchased services and material expense, higher fuel costs, as well as increased labor and fringe benefits expense.

				% Change	% Change at constant currency	Percentage of revenues
In millions	Year ended December 31,	2014	2013			2014	2013
Labor and fringe benefits		$2,319	$2,182	(6%)	(4%)	19.1%	20.6%
Purchased services and material		1,598	1,351	(18%)	(15%)	13.2%	12.8%
Fuel		1,846	1,619	(14%)	(7%)	15.2%	15.3%
Depreciation and amortization		1,050	980	(7%)	(5%)	8.7%	9.3%
Equipment rents		329	275	(20%)	(13%)	2.7%	2.6%
Casualty and other		368	295	(25%)	(20%)	3.0%	2.8%
Total operating expenses		$7,510	$6,702	(12%)	(8%)	61.9%	63.4%

Labor and fringe benefits
Labor and fringe benefits expense increased by $137 million, or 6%, in 2014 when compared to 2013. The increase was primarily a result of higher headcount to accommodate volume growth, general wage increases, the negative translation impact of the weaker Canadian dollar, as well as higher stock-based compensation expense. The increase was partly offset by a decrease in pension expense and the impact of improved labor productivity.

Purchased services and material
Purchased services and material expense increased by $247 million, or 18%, in 2014 when compared to 2013. The increase was mainly due to weather-related conditions in the first quarter of 2014 that impacted materials, utilities, and maintenance costs for rolling stock; the negative translation impact of the weaker Canadian dollar; as well as increased freight volumes that resulted in higher costs for materials and third-party non-rail transportation carriers.

Fuel
Fuel expense increased by $227 million, or 14%, in 2014 when compared to 2013. The increase was due to higher freight volumes and the negative translation impact of the weaker Canadian dollar, partly offset by increased fuel productivity and a lower US dollar average price for fuel.

Depreciation and amortization
Depreciation and amortization expense increased by $70 million, or 7%, in 2014 when compared to 2013. The increase was mainly due to net capital additions, the negative translation impact of the weaker Canadian dollar, as well as the change in composite depreciation rates resulting from the 2013 depreciation study on certain U.S. track and roadway properties, partly offset by some asset impairments in 2013.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Equipment rents
Equipment rents expense increased by $54 million, or 20%, in 2014 when compared to 2013. The increase was primarily due to increased car hire expense due to higher volumes, the negative translation impact of the weaker Canadian dollar and higher costs for the use of equipment from other railroads, partly offset by increased car hire income.

Casualty and other
Casualty and other expense increased by $73 million, or 25%, in 2014 when compared to 2013. The increase was mainly due to higher accident-related costs, increased property taxes and the negative impact of the weaker Canadian dollar, partly offset by lower workers’ compensation expenses.

Other income and expenses
Interest expense
In 2014, interest expense was $371 million compared to $357 million in 2013. The increase was mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense partly offset by lower interest expense on capital lease obligations.

Other income
In 2014, the Company recorded other income of $107 million compared to $73 million in 2013. Included in Other income for 2014 was a gain on disposal of the Deux-Montagnes of $80 million. Included in Other income for 2013 was a gain on the exchange of easements of $29 million and a gain on disposal of the Lakeshore West of $40 million.

Income tax expense
The Company recorded income tax expense of $1,193 million for the year ended December 31, 2014, compared to $977 million in 2013.
Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties.
Included in the 2013 figures was a net income tax recovery of $7 million consisting of a $24 million income tax expense resulting from the enactment of higher provincial corporate income tax rates; a $15 million income tax recovery resulting from the recognition of U.S. state income tax losses; and a $16 million income tax recovery resulting from a revision of the apportionment of U.S. state income taxes.
The effective tax rate for 2014 was 27.4% compared to 27.2% in 2013. Excluding the net income tax recoveries of $18 million and $7 million in 2014 and 2013, respectively, the effective tax rate for 2014 was 27.8% compared to 27.4% in 2013.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Summary of quarterly financial data
	2015 Quarters				2014 Quarters
In millions, except per share data	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$3,166	$3,222	$3,125	$3,098	$3,207	$3,118	$3,116	$2,693
Operating income	$1,354	$1,487	$1,362	$1,063	$1,260	$1,286	$1,258	$820
Net income	$941	$1,007	$886	$704	$844	$853	$847	$623

Basic earnings per share	$1.19	$1.26	$1.10	$0.87	$1.04	$1.04	$1.03	$0.75
Diluted earnings per share	$1.18	$1.26	$1.10	$0.86	$1.03	$1.04	$1.03	$0.75

Dividends per share	$0.3125	$0.3125	$0.3125	$0.3125	$0.2500	$0.2500	$0.2500	$0.2500

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of this MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as presented below:
	2015 Quarters				2014 Quarters
In millions, except per share data	Fourth	Third	Second	First	Fourth	Third	Second	First
Income tax expense (1)	$-	$-	$(42)	$-	$-	$-	$-	$-
After-tax gain on disposal of property (2)	-	-	-	-	-	-	-	72
Impact on net income	$-	$-	$(42)	$-	$-	$-	$-	$72

Impact on basic earnings per share	$-	$-	$(0.05)	$-	$-	$-	$-	$0.09
Impact on diluted earnings per share	$-	$-	$(0.05)	$-	$-	$-	$-	$0.09

(1)	Income tax expense resulted from the enactment of a higher provincial corporate income tax rate.
(2)	In the first quarter of 2014, the Company sold the Deux-Montagnes for $97 million. A gain on disposal of $80 million ($72 million after-tax) was recognized in Other income.

Summary of fourth quarter 2015

Fourth quarter 2015 net income was $941 million, an increase of $97 million, or 11%, when compared to the same period in 2014, with diluted earnings per share rising 15% to $1.18.
  Operating income for the quarter ended December 31, 2015 increased by $94 million, or 7%, to $1,354 million, when compared to the same period in 2014. The operating ratio was 57.2% in the fourth quarter of 2015 compared to 60.7% in the fourth quarter of 2014, a 3.5-point improvement.

Revenues for the fourth quarter of 2015 decreased by $41 million, or 1%, to $3,166 million, when compared to the same period in 2014. The decrease was mainly attributable to reduced shipments of energy-related commodities due to a reduction in oil and gas activities, lower volumes of semi-finished steel products and short-haul iron ore, decreased shipments of coal due to weaker North American and global demand, and lower U.S. grain exports via the Gulf of Mexico; as well as a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues, freight rate increases, and solid overseas intermodal demand. Fuel surcharge revenues decreased by $190 million in the fourth quarter of 2015, due to lower fuel surcharge rates and lower freight volumes, partly offset by the positive translation impact of the weaker Canadian dollar.

Operating expenses for the fourth quarter of 2015 decreased by $135 million, or 7%, to $1,812 million, when compared to the same period in 2014. The decrease was primarily due to lower fuel expense, lower accident-related costs, and cost-management efforts, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

CN | 2015 Annual Report

Management’s Discussion and Analysis

 Financial position

The following tables provide an analysis of the Company’s balance sheet as at December 31, 2015 as compared to 2014. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2015 and 2014, the foreign exchange rates were $1.3840 and $1.1601 per US$1.00, respectively. As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, certain 2014 balances have been adjusted. Debt issuance costs have been reclassified from assets to Long-term debt and the current deferred income tax asset was reclassified as noncurrent and netted against the related noncurrent deferred income tax liability. See the section of this MD&A entitled Recent accounting pronouncements for additional information.

In millions	December 31,	2015	2014	Foreign exchange impact	Variance excluding foreign exchange	Explanation of variance, other than foreign exchange impact

Total assets		$36,402	$31,687	$2,761	$1,954
Variance mainly due to:
Accounts receivable		878	928	115	(165)	Decrease due to the impact of an improved collection cycle.
Properties		32,624	28,514	2,501	1,609	Increase primarily due to gross property additions of $2,706 million, partly offset by depreciation of $1,158 million.
Pension asset		1,305	882	-	423
Increase primarily due to the excess of the actual return on plan assets over current service cost and interest cost as well as the increase in the year-end discount rate from 3.87% in 2014 to 3.99% in 2015.

Total liabilities		$21,452	$18,217	$2,506	$729
Variance mainly due to:
Deferred income taxes		8,105	6,834	780	491
Increase due to deferred income tax expense of $600 million recorded in Net income that was partly offset by a deferred income tax recovery of $105 million recorded in Other comprehensive income (loss).

Pension and other postretirement benefits		720	650	35	35	Increase primarily due to actuarial losses partly offset by the increase in the year-end discount rate from 3.87% in 2014 to 3.99% in 2015.

In millions	December 31,	2015	2014		Variance	Explanation of variance

Total shareholders’ equity		$14,950	$13,470		$1,480
Variance mainly due to:
Accumulated other comprehensive loss		(1,767)	(2,427)		660
Decrease due to after-tax amounts of $230 million to recognize the funded status of the Company’s defined benefit pension and other postretirement benefit plans and $430 million for foreign exchange gains and other.

Retained earnings		12,637	11,740		897	Increase due to current year net income of $3,538 million, partly offset by share repurchases of $1,642 million and dividends paid of $996 million.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations, which is supplemented by borrowings in the money markets and capital markets. To meet its short-term liquidity needs, the Company has access to various financing sources, including a committed revolving credit facility, a commercial paper program, and an accounts receivable securitization program. In addition to these sources, the Company can issue debt securities to meet its longer-term liquidity needs. The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of meeting its financing requirements.

The Company’s primary uses of funds are for working capital requirements, including income tax installments, pension contributions, and contractual obligations; capital expenditures relating to track infrastructure and other; acquisitions; dividend payouts; and the repurchase of shares through share repurchase programs. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders; and as part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing.

The Company has a working capital deficit, which is considered common in the rail industry because it is capital-intensive, and not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2015 and December 31, 2014, the Company had Cash and cash equivalents of $153 million and $52 million, respectively; Restricted cash and cash equivalents of $523 million and $463 million, respectively; and a working capital deficit of $845 million and $208 million, respectively. The working capital deficit increased by $637 million in 2015 primarily as a result of an increase in Current portion of long-term debt mainly due to the issuance of commercial paper; partly offset by increased Cash and cash equivalents and decreased Accounts payable and other. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company’s bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company’s U.S. and other foreign subsidiaries hold cash to meet their respective operational requirements. The Company can decide to repatriate funds associated with either undistributed earnings or the liquidation of its foreign operations, including its U.S. and other foreign subsidiaries. Such repatriation of funds would not cause significant tax implications to the Company under the tax treaties currently in effect between Canada and the U.S. and other foreign tax jurisdictions. Therefore, the impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant as the Company expects to continuously invest in these foreign jurisdictions.

The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as at December 31, 2015.

Available financing sources
Shelf prospectus and registration statement
On January 5, 2016, the Company filed a new shelf prospectus with the Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. markets over the next 25 months.

During 2015, the Company issued $850 million of debt under its previous shelf prospectus and registration statement, which expired in January 2016. As at December 31, 2015, the Company had issued $1.1 billion and US$600 million of debt under this shelf prospectus and registration statement, which provided for the issuance by CN of up to $3.0 billion of debt securities in the Canadian and U.S. capital markets.

Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facility
The Company’s revolving credit facility agreement provides access to $800 million of debt, with an accordion feature providing for an additional $500 million subject to the consent of individual lenders. On March 12, 2015, the Company extended the term of its agreement by one year to May 5, 2020. The credit facility is available for working capital and general corporate purposes, including backstopping the Company’s commercial paper programs.

As at December 31, 2015 and December 31, 2014, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2015 and 2014.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Commercial paper
The Company has a commercial paper program in Canada and a new commercial paper program was established in the U.S. during the second quarter of 2015. Both programs are backstopped by the Company’s revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent, on a combined basis. The program provides a flexible financing alternative for the Company, and is subject to market rates in effect at the time of financing. Access to commercial paper is dependent on market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $800 million revolving credit facility to meet its short-term liquidity needs.

As at December 31, 2015, the Company had total commercial paper borrowings of US$331 million ($458 million) (nil as at December 31, 2014) presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On June 18, 2015, the Company extended the term of its agreement by one year to February 1, 2018. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and is renewed at market rates in effect. Subject to customary indemnifications, each trust’s recourse is limited to the accounts receivable transferred.

The Company is subject to customary credit rating requirements, which if not met, could result in termination of the program. The necessary credit rating requirements have been met as of the date of this MD&A. The Company is also subject to customary reporting requirements for which failure to perform could also result in termination of the program.  The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets.

As at December 31, 2015, the Company had no proceeds ($50 million, which was secured by, and limited to, $56 million of accounts receivable as at December 31, 2014) received under the accounts receivable securitization program presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Bilateral letter of credit facilities
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 12, 2015, the Company extended the expiry date of its agreements by one year to April 28, 2018. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.

As at December 31, 2015, the Company had letters of credit drawn of $551 million ($487 million as at December 31, 2014) from a total committed amount of $575 million ($511 million as at December 31, 2014) by the various banks. As at December 31, 2015, cash and cash equivalents of $523 million ($463 million as at December 31, 2014) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Additional information relating to these financing sources is provided in Note 10 – Long-term debt to the Company’s 2015 Annual Consolidated Financial Statements.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Credit ratings
The Company’s ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company’s access to the capital markets, or increase its borrowing costs. The Company’s long-term debt rating was upgraded from A (low) to A by Dominion Bond Rating Service in 2015.
The following table provides the credit ratings that CN has received from credit rating agencies as of the date of this MD&A:

	Long-term debt rating	Commercial paper rating
Dominion Bond Rating Service	A	R-1 (low)
Moody’s Investors Service	A2	P-1
Standard & Poor’s	A	A-1

These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

Cash flows

In millions	Year ended December 31,	2015	2014	Variance
Net cash provided by operating activities		$5,140	$4,381	$759
Net cash used in investing activities		(2,827)	(2,176)	(651)
Net cash used in financing activities		(2,223)	(2,370)	147
Effect of foreign exchange fluctuations on
US dollar-denominated cash and cash equivalents		11	3	8
Net increase (decrease) in cash and cash equivalents		101	(162)	263
Cash and cash equivalents, beginning of year		52	214	(162)
Cash and cash equivalents, end of year		$153	$52	$101

Operating activities
Net cash provided by operating activities increased by $759 million in 2015, mainly due to higher operating income and improved collections.

Pension contributions
The Company’s contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Pension contributions for the year ended December 31, 2015 and 2014 of $126 million and $127 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. The Company expects to make total cash contributions of approximately $115 million for all pension plans in 2016.

See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for additional information pertaining to the funding of the Company’s pension plans. Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2015 Annual Consolidated Financial Statements.

Income tax payments
The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, the Company’s domestic jurisdiction, tax installments in a given year are generally based on the prior year’s taxable income whereas in the U.S., the Company’s predominant foreign jurisdiction, they are based on forecasted taxable income of the current year.

In 2015, net income tax payments were $725 million ($722 million in 2014). For the 2016 fiscal year, the Company’s net income tax payments are expected to be approximately $900 million. In 2016, U.S. tax payments will reflect the allowable 50% accelerated depreciation and the Railroad Track Maintenance Credit as extended by the Protecting Americans from Tax Hikes Act of 2015.

The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Investing activities
Net cash used in investing activities increased by $651 million in 2015, mainly as a result of higher property additions.

Property additions
In millions	Year ended December 31,	2015	2014
Track and roadway (1)		$1,855	$1,604
Rolling stock		480	325
Buildings		71	104
Information technology		144	144
Other		156	120
Property additions		$2,706	$2,297

(1)
In both 2015 and 2014 approximately 90% of the Track and roadway property additions were incurred to renew the basic infrastructure. Costs relating to normal repairs and maintenance of Track and roadway properties are expensed as incurred, and amounted to approximately 12% of the Company’s total operating expenses in both 2015 and 2014.

Capital expenditure program
For 2016, the Company expects to invest approximately $2.9 billion in its capital program, which will be financed with cash generated from operations, as outlined below:
•
$1.5 billion on track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network; including the replacement of rail, ties, and other track materials, bridge improvements, as well as various branch line upgrades;

•
$0.6 billion on equipment capital expenditures, allowing the Company to tap growth opportunities and improve the quality of the fleet; and in order to handle expected traffic increase and improve operational efficiency, CN expects to take delivery of 90 new high-horsepower locomotives;

•	$0.4 billion on initiatives to drive productivity, including information technology to improve service and operating efficiency; and
•	$0.4 billion associated with the U.S. federal government legislative PTC implementation.

Disposal of property
There were no significant disposals of property in 2015. In 2014, cash inflows included proceeds of $76 million from the disposal of the Guelph and $97 million from the disposal of the Deux-Montagnes. Additional information relating to these disposals is provided in Note 3 – Other income to the Company’s 2015 Annual Consolidated Financial Statements.

Financing activities
Net cash used in financing activities decreased by $147 million in 2015, driven by higher share repurchases and dividend payments, which were more than offset by a higher net issuance of debt, including commercial paper.

Debt financing activities
Debt financing activities in 2015 included the following:
•	On November 6, 2015, repayment of US$350 million ($461 million) Floating Rate Notes due 2015 upon maturity;
•
On September 22, 2015, issuance of $350 million 2.80% Notes due 2025, $400 million 3.95% Notes due 2045 and $100 million 4.00% Notes due 2065 in the Canadian capital markets, which resulted in total net proceeds of $841 million; and

•	Net issuance of commercial paper of $451 million.

Debt financing activities in 2014 included the following:
•	On January 15, 2014, repayment of US$325 million ($356 million) 4.95% Notes due 2014 upon maturity;
•	On February 18, 2014, issuance of $250 million 2.75% Notes due 2021 in the Canadian capital markets, which resulted in net proceeds of $247 million;
•
On November 14, 2014, issuance of US$250 million ($284 million) Floating Rate Notes due 2017, and US$350 million ($398 million) 2.95% Notes due 2024, in the U.S. capital markets, which resulted in total net proceeds of US$593 million ($675 million); and

•	Net repayment of commercial paper of $277 million.

Cash obtained from the issuance of debt in 2015 and 2014 was used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases. Additional information relating to the Company’s outstanding debt securities is provided in Note 10 – Long-term debt to the Company’s 2015 Annual Consolidated Financial Statements.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Share repurchase programs
The Company may repurchase shares pursuant to a normal course issuer bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 33.0 million common shares between October 30, 2015 and October 29, 2016.

Previous share repurchase programs allowed for the repurchase of up to 28.0 million common shares between October 24, 2014 and October 23, 2015, and up to 30.0 million common shares between October 29, 2013 and October 23, 2014 pursuant to the NCIBs.

The following table provides the information related to the share repurchase programs for the years ended December 31, 2015, 2014 and 2013:

						Total
In millions, except per share data	Year ended December 31,	2015	2014	2013		program
October 2015 - October 2016 program
Number of common shares (1)		5.8	N/A	N/A		5.8
Weighted-average price per share		$70.44	N/A	N/A		$70.44
Amount of repurchase (3)		$410	N/A	N/A		$410
October 2014 - October 2015 program
Number of common shares (1)		17.5	5.6	N/A		23.1
Weighted-average price per share (2)		$76.79	$73.29	N/A		$75.94
Amount of repurchase (3)		$1,340	$410	N/A		$1,750
October 2013 - October 2014 program
Number of common shares (1)		N/A	16.8	5.5		22.3
Weighted-average price per share (2)		N/A	$65.40	$55.25		$62.88
Amount of repurchase (3)		N/A	$1,095	$305		$1,400
Total for the year
Number of common shares (1)		23.3	22.4	27.6	(4)
Weighted-average price per share (2)		$75.20	$67.38	$50.65	(4)
Amount of repurchase (3)		$1,750	$1,505	$1,400	(4)

(1)
Includes common shares repurchased in the first, third and fourth quarters of 2015, and the first and fourth quarters of 2014 and 2013 pursuant to private agreements between the Company and arm’s-length third-party sellers.

(2)	Includes brokerage fees.
(3)	The 2015 common share repurchases include settlements in the subsequent period.
(4)
Includes 2013 repurchases from the October 2012 - October 2013 program, which consisted of 22.1 million common shares, a weighted-average price per share of $49.51 and an amount of repurchase of $1,095 million.

Share purchases by Share Trusts
In 2014, the Company established Employee Benefit Plan Trusts (“Share Trusts”) to purchase common shares on the open market, which will be used to deliver common shares under the Share Units Plan. See Note 14 - Stock-based compensation to the Company’s 2015 Consolidated Financial Statements for additional information on the Share Units Plan. For the year ended December 31, 2015, the Share Trusts purchased 1.4 million common shares for $100 million at a weighted-average price per share of $73.31, including brokerage fees. Additional information relating to the share purchases by Share Trusts is provided in Note 13 – Share capital to the Company’s 2015 Annual Consolidated Financial Statements.

Dividends paid
During 2015, the Company paid quarterly dividends of $0.3125 per share amounting to $996 million, compared to $818 million, at the rate of $0.2500 per share, in 2014. For 2016, the Company’s Board of Directors approved an increase of 20% to the quarterly dividend to common shareholders, from $0.3125 per share in 2015 to $0.3750 per share in 2016.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2015:

In millions	Total	2016	2017	2018	2019	2020	2021 & thereafter
Debt obligations (1)	$9,905	$1,219	$684	$720	$755	$-	$6,527
Interest on debt obligations (2)	6,975	453	437	402	350	328	5,005
Capital lease obligations (3)	640	245	186	17	17	23	152
Operating lease obligations (4)	742	169	138	113	82	53	187
Purchase obligations (5)	1,475	1,059	244	39	34	30	69
Other long-term liabilities (6)	789	60	64	45	40	36	544
Total contractual obligations	$20,526	$3,205	$1,753	$1,336	$1,278	$470	$12,484

(1)	Presented net of unamortized discounts and debt issuance costs, and excludes capital lease obligations of $522 million which are included in Capital lease obligations.
(2)	Interest payments on the floating rate notes are calculated based on the three-month London Interbank Offered Rate effective as at December 31, 2015.
(3)	Includes $522 million of minimum lease payments and $118 million of imputed interest at rates ranging from 0.7% to 7.3%.
(4)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $20 million and generally extend over five years.

(5)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.
(6)
Includes expected payments for workers’ compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities, donations and pension obligations that have been classified as contractual settlement agreements.

For 2016 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

Free cash flow
Free cash flow is a non-GAAP measure that is reported as a supplementary indicator of the Company’s performance. Management believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

In millions	Year ended December 31,	2015	2014
Net cash provided by operating activities		$5,140	$4,381
Net cash used in investing activities		(2,827)	(2,176)
Net cash provided before financing activities		2,313	2,205
Adjustment: Change in restricted cash and cash equivalents		60	15
Free cash flow		$2,373	$2,220

CN | 2015 Annual Report

Management’s Discussion and Analysis

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

Adjusted debt-to-total capitalization ratio

	December 31,	2015	2014
Debt-to-total capitalization ratio (1) (2)		41.1%	38.3%
Add: Impact of present value of operating lease commitments (3)		1.4%	1.7%
Adjusted debt-to-total capitalization ratio		42.5%	40.0%

Adjusted debt-to-adjusted EBITDA multiple

In millions, unless otherwise indicated	Twelve months ended December 31,	2015	2014
Debt (2)		$10,427	$8,372
Add: Present value of operating lease commitments (3)		607	607
Adjusted debt		$11,034	$8,979

Operating income		$5,266	$4,624
Add: Depreciation and amortization		1,158	1,050
EBITDA (excluding Other income)		6,424	5,674
Add: Deemed interest on operating leases		29	28
Adjusted EBITDA		$6,453	$5,702
Adjusted debt-to-adjusted EBITDA multiple (times)		1.71	1.57

(1)	Debt-to-total capitalization is calculated as total Long-term debt plus Current portion of long-term debt, divided by the sum of total debt plus Total shareholders’ equity.
(2)
As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, the 2014 debt balance has been adjusted and the related financial ratios have been restated. See the section of this MD&A entitled Recent accounting pronouncements for additional information.

(3)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The increase in the Company’s adjusted debt-to-total capitalization ratio at December 31, 2015, as compared to 2014, was mainly due to an increased debt level, reflecting a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date and the net issuance of commercial paper. The Company’s adjusted debt-to-adjusted EBITDA multiple also increased, which was driven by the increased debt level as at December 31, 2015, partly offset by a higher operating income earned during 2015, as compared to 2014.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at December 31, 2015, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 16 – Major commitments and contingencies to the Company’s 2015 Annual Consolidated Financial Statements.

Outstanding share data

As at February 1, 2016, the Company had 784.6 million common shares and 5.8 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Credit risk
Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments. To manage credit risk associated with cash and temporary investments, the Company places these financial assets with governments, major financial institutions, or other creditworthy counterparties; and performs ongoing reviews of these entities. To manage credit risk associated with accounts receivable, the Company reviews the credit history of each new customer, monitors the financial condition and credit limits of its customers, and keeps the average daily sales outstanding within an acceptable range. The Company works with customers to ensure timely payments, and in certain cases, requires financial security, including letters of credit. Although the Company believes there are no significant concentrations of customer credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity. The Company considers the risk due to the possible non-performance by its customers to be remote.

The Company has limited involvement with derivative financial instruments, however from time to time, it may enter into derivative financial instruments to manage its exposure to interest rates or foreign currency exchange rates. To manage the counterparty risk associated with the use of derivative financial instruments, the Company enters into contracts with major financial institutions that have been accorded investment grade ratings. Though the Company is exposed to potential credit losses due to non-performance of these counterparties, the Company considers this risk remote.

Liquidity risk
Liquidity risk is the risk that sufficient funds will not be available to satisfy financial obligations as they come due. In addition to cash generated from operations, which represents its principal source of liquidity, the Company manages liquidity risk by aligning other external sources of funds which can be obtained upon short notice, such as a committed revolving credit facility, commercial paper, and an accounts receivable securitization program. As well, the Company can issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets, under its shelf prospectus and registration statement filed on January 5, 2016. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets. See the section of this MD&A entitled Liquidity and capital resources for additional information relating to the Company’s available financing sources.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Foreign currency risk
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company’s revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar.

The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2015, the Company had outstanding foreign exchange forward contracts with a notional value of US$361 million (US$350 million as at December 31, 2014). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur. For the years ended December 31, 2015, 2014 and 2013, the Company recorded a gain of $61 million, $9 million, and $6 million, respectively, related to foreign exchange forward contracts. These gains were largely offset by losses related to the re-measurement of other US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2015, Other current assets included an unrealized gain of $4 million ($9 million as at December 31, 2014) and Accounts payable and other included an unrealized loss of $2 million (nil as at December 31, 2014), related to foreign exchange forward contracts.

The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Interest rate risk
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company’s long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.

To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk. As at December 31, 2015, Accumulated other comprehensive loss included an unamortized gain of $7 million ($7 million as at December 31, 2014) relating to treasury lock transactions settled in a prior year, which is being amortized over the term of the related debt.

The estimated annual impact on net income of a year-over-year one-percent change in the interest rate on floating rate debt is approximately $10 million.

Commodity price risk
The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. Fuel prices are impacted by geopolitical events, changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability.

The Company manages fuel price risk by offsetting the impact of rising fuel prices with the Company’s fuel surcharge program. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is generally calculated using the average monthly price of On-Highway Diesel (OHD), and to a lesser extent West-Texas Intermediate crude oil (WTI).

The Company also enters into agreements with fuel suppliers which allow but do not require the Company to purchase all of its estimated 2016 volume, and approximately 25% of its anticipated 2017 volume at market prices prevailing on the date of the purchase.

  While the Company’s fuel surcharge program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely managed due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to manage such risk when considered appropriate.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Fair value of financial instruments
The following table provides the valuation methods and assumptions used by the Company to estimate the fair value of financial instruments and their associated level within the fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets.
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

Level 2 Significant inputs (other than quoted prices included in Level 1) are observable.
The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments used to manage the Company’s exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company’s debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. As at December 31, 2015, the Company’s debt had a carrying amount of $10,427 million ($8,372 million as at December 31, 2014) and a fair value of $11,720 million ($9,767 million as at December 31, 2014).

Level 3 Significant inputs are unobservable.
The carrying amounts of investments included in Intangible and other assets approximate fair value, with the exception of certain cost investments for which significant inputs are unobservable and fair value is estimated based on the Company’s proportionate share of the underlying net assets. As at December 31, 2015, the Company’s investments had a carrying amount of $69 million ($58 million as at December 31, 2014) and a fair value of $220 million ($183 million as at December 31, 2014).

Recent accounting pronouncements
The following recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) were adopted by the Company during the current period.

Standard	Description	Impact
ASU 2015-17 Income Taxes, Balance Sheet Classification of Deferred Taxes
Simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a statement of financial position, thus eliminating the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts.

The Company adopted this standard during the fourth quarter of 2015 on a retrospective basis. The current deferred income tax asset was reclassified as noncurrent and netted against the related noncurrent deferred income tax liability in the amount of $58 million and $68 million as at December 31, 2015 and 2014, respectively.

ASU 2015-03 Interest – Imputation of Interest	Simplifies the presentation of debt issuance costs by requiring that such costs be presented in the balance sheet as a deduction from the carrying amount of debt.
The Company adopted this standard during the fourth quarter of 2015 on a retrospective basis. Debt issuance costs have been reclassified from assets to Long-term debt in the amount of $42 million and $37 million as at December 31, 2015 and 2014, respectively.

CN | 2015 Annual Report

Management’s Discussion and Analysis

The following recent ASUs issued by the FASB have an effective date after December 31, 2015 and have not been adopted by the Company.

Standard	Description	Impact	Effective date (1)
ASU 2016-01 Financial Instruments – Overall
Addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments require equity investments (except those accounted for under the equity method of accounting or those resulting in consolidation) to be measured at fair value with changes in fair value recognized in net income. The new guidance can be applied by means of a cumulative effect adjustment to the balance sheet at the beginning of the year of adoption.
		The Company is evaluating the effect that the ASU will have on its Consolidated Financial Statements, if any; however, no significant impact is expected.	December 15, 2017.
ASU 2014-09 Revenue from Contracts with Customers
Establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts with customers. The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance can be applied using a retrospective or the cumulative effect transition method.
		The Company is evaluating the effect that the ASU will have on its Consolidated Financial Statements, if any; however, no significant impact is expected.	December 15, 2017. Early adoption is permitted.

(1)	Effective for annual and interim reporting periods beginning after the stated date.

Critical accounting estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company’s policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environment matters, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s 2015 Annual Consolidated Financial Statements and Notes thereto.

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income.

  On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2015, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $2.2 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets.

CN | 2015 Annual Report

Management’s Discussion and Analysis

  In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2015, the total amount of gross unrecognized tax benefits was $27 million before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2015 was $19 million. If recognized, all of the net unrecognized tax benefits as at December 31, 2015 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $5 million of the net unrecognized tax benefits as at December 31, 2015 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.
The Company’s deferred income tax assets are mainly composed of temporary differences related to the pension liability, accruals for personal injury claims and other reserves, other postretirement benefits liability, and net operating losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. A one-percentage-point change in either the Canadian or U.S. statutory federal tax rate would have the effect of changing the deferred income tax expense by approximately $115 million.
For the year ended December 31, 2015, the Company recorded total income tax expense of $1,336 million,  of which $600 million was a deferred income tax expense which included a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate. For the year ended December 31, 2014, the Company recorded total income tax expense of $1,193 million, of which $416 million was a deferred income tax expense which included an income tax recovery of $18 million resulting from a change in the estimate of the deferred income tax liability related to properties. For the year ended December 31, 2013, the Company recorded total income tax expense of $977 million, of which $331 million was a deferred income tax expense and included a net income tax recovery of $7 million which consisted of a $15 million income tax recovery from the recognition of U.S. state income tax losses and a $16 million income tax recovery from a revision of the apportionment of U.S. state income taxes, which were partly offset by a combined $24 million income tax expense resulting from the enactment of higher provincial corporate income tax rates. The Company’s net deferred income tax liability as at December 31, 2015 was $8,105 million ($6,834 million as at December 31, 2014). Additional disclosures are provided in Note 4 – Income taxes to the Company’s 2015 Annual Consolidated Financial Statements.

Depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross ton miles. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.
For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual service lives differing from the Company’s estimates.
A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite service life of the Company’s fixed asset base would impact annual depreciation expense by approximately $30 million.

CN | 2015 Annual Report

Management’s Discussion and Analysis

  Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In the third quarter of 2015, the Company completed depreciation studies for road properties and as a result, the Company changed the estimated service lives for various types of road assets and their related composite depreciation rates. The results of these depreciation studies did not materially affect the Company’s annual depreciation expense.
In 2015, the Company recorded total depreciation expense of $1,156 million ($1,050 million in 2014 and $979 million in 2013). As at December 31, 2015, the Company had Properties of $32,624 million, net of accumulated depreciation of $12,203 million ($28,514 million, net of accumulated depreciation of $11,195 million, as at December 31, 2014). Additional disclosures are provided in Note 7 – Properties to the Company’s 2015 Annual Consolidated Financial Statements.

U.S. GAAP requires the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits
The Company’s plans have a measurement date of December 31. The following table provides the Company’s pension asset, pension liability and other postretirement benefits liability as at December 31, 2015, and December 31, 2014:

In millions	December 31,	2015	2014
Pension asset		$1,305	$882
Pension liability		469	400
Other postretirement benefits liability		269	267

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)
In accounting for pensions and other postretirement benefits, assumptions are required for, among other things, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company generally amortizes these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

For the years ended December 31, 2015, 2014 and 2013, the consolidated net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	Year ended December 31,	2015	2014	2013
Net periodic benefit cost (income) for pensions		$34	$(4)	$90
Net periodic benefit cost for other postretirement benefits		10	12	14

CN | 2015 Annual Report

Management’s Discussion and Analysis

  As at December 31, 2015 and 2014, the projected pension benefit obligation and accumulated other postretirement benefit obligation were as follows:

In millions	December 31,	2015	2014
Projected pension benefit obligation		$17,081	$17,279
Accumulated other postretirement benefit obligation		269	267

Discount rate assumption
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and net periodic benefit cost (income) for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. For the Canadian pension and other postretirement benefit plans, future expected benefit payments at each measurement date are discounted using spot rates from a derived AA corporate bond yield curve. The derived curve is based on observed rates for AA corporate bonds with short-term maturities and a projected AA corporate curve for longer-term maturities based on spreads between observed AA corporate bonds and AA provincial bonds. The derived curve is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 3.99%, based on bond yields prevailing at December 31, 2015 (3.87% at December 31, 2014) was considered appropriate by the Company.

Beginning in 2016, the Company will adopt the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans on a prospective basis as a change in accounting estimate. In 2015 and in prior years, these costs were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period. The spot rate approach enhances the precision to which current service cost and interest cost are measured by increasing the correlation between projected cash flows and spot discount rates corresponding to their maturity.

Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity. More specifically, current service cost is measured using the projected cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. Use of the spot rate approach does not affect the measurement of the projected benefit obligation.

Based on bond yields prevailing at December 31, 2015, the single equivalent discount rates to determine current service cost and interest cost under the spot rate approach in 2016 are 4.24% and 3.27%, respectively, compared to 3.99%, for both costs, under the approach applicable in 2015 and prior years. For 2016, the Company estimates the adoption of the spot rate approach will increase net periodic benefit income by approximately $120 million compared to the approach applicable in 2015 and prior years.

For the year ended December 31, 2015, a 0.25% decrease in the 3.99% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $495 million to the funded status for pensions and would result in a decrease of approximately $20 million to the 2016 projected net periodic benefit income. A 0.25% increase in the discount rate would have resulted in an increase of approximately $475 million to the funded status for pensions and would result in an increase of approximately $20 million to the 2016 projected net periodic benefit income.

Expected long-term rate of return assumption
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2015, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost. For 2016, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management’s current view of long-term investment returns. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which for the CN Pension Plan at December 31, 2015 was above the market-related value of assets by approximately $1,760 million, the projected net periodic benefit income for 2016 would increase by approximately $270 million.

CN | 2015 Annual Report

Management’s Discussion and Analysis

  The assets of the Company’s various plans are held in separate trust funds (“Trusts”) which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset mix target and related benchmark indices (“Policy”). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The target long-term asset mix in 2015 was: 3% cash and short-term investments, 37% bonds and mortgages, 45% equities, 4% real estate, 7% oil and gas and 4% infrastructure investments.
Annually, the CN Investment Division (“Investment Manager”), a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (“Strategy”) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (“Committee”) regularly compares the actual asset mix to the Policy and Strategy and compares the actual performance of the Company’s pension plans to the performance of the benchmark indices.

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2015, the CN Pension Plan earned an annual average rate of return of 6.06%.

The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:
	2015	2014	2013	2012	2011
Actual	5.5%	10.1%	11.2%	7.7%	0.3%
Market-related value	7.0%	7.6%	7.3%	2.3%	3.0%
Expected	7.00%	7.00%	7.00%	7.25%	7.50%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $90 million. Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit income for pensions for 2016
In 2016, the Company expects net periodic benefit income of approximately $120 million for all its defined benefit pension plans. The favorable variance compared to 2015 is primarily due to lower current service cost and interest cost resulting from the adoption of the spot rate approach as well as lower amortization of actuarial losses resulting from the increase in the discount rate from 3.87% to 3.99%.

Plan asset allocation
Based on the fair value of the assets held as at December 31, 2015, the assets of the Company’s various plans are comprised of 2% in cash and short-term investments, 30% in bonds and mortgages, 40% in equities, 2% in real estate assets, 5% in oil and gas, 7% in infrastructure, 11% in absolute return investments, and 3% in risk-based allocation investments. See Note 12 - Pensions and other postretirement benefits to the Company’s 2015 Annual Consolidated Financial Statements for information on the fair value measurements of such assets.

A significant portion of the plans’ assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Rate of compensation increase and health care cost trend rate
The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2015, a basic rate of compensation increase of 2.75% was used to determine the projected benefit obligation and 3.00% for the net periodic benefit cost.

For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was assumed to be 6.5% in 2015, and it is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

For the year ended December 31, 2015, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Mortality
The Canadian Institute of Actuaries (CIA) published in 2014 a report on Canadian Pensioners’ Mortality (“Report”). The Report contained Canadian pensioners’ mortality tables and improvement scales based on experience studies conducted by the CIA. The CIA’s conclusions were taken into account in selecting management’s best estimate mortality assumption used to calculate the projected benefit obligation as at December 31, 2015 and 2014.

Funding of pension plans
The Company’s main Canadian defined benefit pension plan, the CN Pension Plan, accounts for approximately 92% of the Company’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the plan’s funded status, and Canadian statutory pension funding requirements. Adverse changes to the assumptions used to calculate the plan’s funding status, particularly the discount rate used for funding purposes, as well as changes to existing federal pension legislation, regulation and guidance could significantly impact the Company’s future contributions.

For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the CIA and the Office of the Superintendent of Financial Institutions (OSFI) for all registered Canadian defined benefit pension plans. The Company’s funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the OSFI. Actuarial valuations are also required annually for the Company’s U.S. qualified pension plans.

The Company’s latest actuarial valuations for funding purposes of its Canadian registered pension plans conducted as at December 31, 2014 indicated a funding excess on a going concern basis of approximately $1.9 billion and a funding deficit on a solvency basis of approximately $0.7 billion, calculated using the three-year average of the plans’ hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.

The Company’s next actuarial valuations for its Canadian registered pension plans required as at December 31, 2015 will be performed in 2016. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $2.3 billion, while on a solvency basis a funding excess of approximately $0.2 billion is expected. Based on the anticipated results of these valuations, the Company expects to make total cash contributions of approximately $115 million for all of the Company’s pension plans in 2016. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2016 funding obligations.

See the section of this MD&A entitled Liquidity and capital resources – Pension contributions for additional information relating to pension contributions.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Information disclosed by major pension plan
The following table provides the Company’s plan assets by category, projected benefit obligation at end of year, as well as Company and employee contributions by major defined benefit pension plan:

		CN Pension Plan	BC Rail Pension Plan	U.S. and other plans
In millions	December 31, 2015				Total
Plan assets by category
Cash and short-term investments		$346	$14	$29	$389
Bonds		4,969	200	104	5,273
Mortgages		122	4	1	127
Equities		6,766	215	126	7,107
Real estate		345	11	1	357
Oil and gas		976	31	5	1,012
Infrastructure		1,194	38	5	1,237
Absolute return		1,847	59	8	1,914
Risk-based allocation		407	13	2	422
Other (1)		66	3	10	79
Total plan assets		$17,038	$588	$291	$17,917
Projected benefit obligation at end of year		$15,794	$532	$755	$17,081
Company contributions in 2015		78	-	30	108
Employee contributions in 2015		58	-	-	58

(1)	Other consists of operating assets of $119 million and liabilities of $40 million required to administer the Trusts' investment assets and the plans' benefit and funding activities.

Additional disclosures are provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2015 Annual Consolidated Financial Statements.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2015, the Company recorded a $12 million decrease to its provision for personal injuries and other claims in Canada as a result of a comprehensive actuarial study for employee injury claims as well as various other claims. In 2014 and 2013, external actuarial studies resulted in a net decrease of $2 million and a net increase of $1 million, respectively.

CN | 2015 Annual Report

Management’s Discussion and Analysis

  As at December 31, 2015, 2014 and 2013 the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2015	2014	2013
Beginning of year	$203	$210	$209
Accruals and other	17	28	38
Payments	(29)	(35)	(37)
End of year	$191	$203	$210
Current portion - End of year	$27	$28	$31

The assumptions used in estimating the ultimate costs for Canadian employee injury claims include, among other factors, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations.

For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.

In 2015, the Company recorded a $5 million reduction to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2015 external actuarial study. In 2014 and 2013, external actuarial studies resulted in a net decrease of $20 million and $11 million, respectively. The prior years’ decreases from the 2014 and 2013 actuarial valuations were mainly attributable to non-occupational disease claims, third-party claims and occupational disease claims, reflecting a decrease in the Company’s estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

As at December 31, 2015, 2014 and 2013, the Company’s provision for personal injury and other claims in the U.S. was as follows:

In millions	2015	2014	2013
Beginning of year	$95	$106	$105
Accruals and other	22	2	18
Payments	(30)	(22)	(24)
Foreign exchange	18	9	7
End of year	$105	$95	$106
Current portion - End of year	$24	$20	$14

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. A 5% change in the asbestos average claim cost or a 1% change in the inflation trend rate for all injury types would result in an increase or decrease in the liability recorded of approximately $2 million.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Environmental matters
Known existing environmental concerns
The Company has identified approximately 215 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2015, 2014 and 2013, the Company’s provision for specific environmental sites was as follows:

In millions	2015	2014	2013
Beginning of year	$114	$119	$123
Accruals and other	81	11	12
Payments	(91)	(19)	(18)
Foreign exchange	6	3	2
End of year	$110	$114	$119
Current portion - End of year	$51	$45	$41

The Company anticipates that the majority of the liability at December 31, 2015 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:
•	the lack of specific technical information available with respect to many sites;
•	the absence of any government authority, third-party orders, or claims with respect to particular sites;
•	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
•	the determination of the Company’s liability in proportion to other potentially responsible

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses for environmental matters amounted to $20 million in 2015, $20 million in 2014 and $18 million in 2013. For 2016, the Company expects to incur operating expenses relating to environmental matters in the same range as 2015. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $18 million in 2015, $19 million in 2014 and $10 million in 2013. For 2016, the Company expects to incur capital expenditures relating to environmental matters in the same range as 2015.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company’s business.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company, which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.

Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for the Company’s customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.

The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are in a position to compete effectively with the Company in numerous markets.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and that legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities like crude oil and propane that the Company may be required to transport as a result of its common carrier obligations. Therefore, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

CN | 2015 Annual Report

Management’s Discussion and Analysis

  The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs, emergency plans and procedures, and insurance), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, or reputation.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2015, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
As at December 31, 2015, CN employed a total of 16,022 employees in Canada, of which 11,708, or 73%, were unionized employees. As at December 31, 2015, CN employed a total of 7,150 employees in the U.S., of which 5,584, or 78%, were unionized employees. The Company’s relationships with its unionized workforce are governed by, amongst other items, collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Canadian workforce
During 2015, the Company renewed collective agreements with the United Steelworkers of America (USW) governing maintenance of way employees; the Teamsters Canada Rail Conference (TCRC) governing rail traffic controllers and locomotive engineers; Unifor, governing clerical, intermodal and shopcraft employees, as well as owner-operator truck drivers. The new collective agreements will expire at various dates between December 31, 2017 and March 31, 2019.

U.S. workforce
As of February 1, 2016, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions, up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. All collective agreements covering non-operating craft employees and four collective agreements covering operating craft employees are currently under renegotiation.

During 2015, the Company renewed a collective agreement with the United Transportation Union (UTU) (a division of the International Association of Sheet Metal, Air, Rail, and Transportation Workers - SMART) governing conductors on the Grand Trunk Western. On January 15, 2016, the Company renewed three additional collective agreements with UTU governing 57 yardmasters at GTW, WC and a small subset working on the ICC.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE have agreed to participate in, effective January 2015, for collective agreements covering non-operating employees. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continue to be bargained on a local (corporate) basis.

Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Regulation
Economic regulation – Canada
The Company’s rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (“Agency”) under the Canada Transportation Act (CTA). The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. It also regulates the maximum revenue entitlement for the movement of grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.

On May 29, 2014, Bill C-30 came into force, which provides authority to the Government to establish minimum volumes of grain to be moved and penalties in the event that thresholds are not met. During 2014, the Government of Canada issued Orders in Council prescribing each of the Company and Canadian Pacific Railway Company to move various weekly minimum volumes of grain during specified periods through to March 28, 2015. Since March 28, 2015, the Government has not imposed any minimum grain volume requirements; however, as long as the amendments in Bill-30 remain in effect, the Government can choose to stipulate volume requirements. Under other provisions of this bill, the Agency also extended the interswitching distance to 160 kilometers from the previous 30 kilometers limits for all commodities in the provinces of Manitoba, Saskatchewan and Alberta; and issued regulations defining what constitutes ‘operational terms’ for the purpose of rail level of service arbitrations. In the event that a railway fails to fulfill its service level obligations, Bill C-30 also allows the Agency to order a railway company to pay shippers for expenses incurred. The amendments introduced by Bill C-30 are intended to remain in effect up to August 1, 2016, unless further extended by Parliament.

On June 25, 2014, the Government launched a statutory review of the CTA. The panel appointed by the Government to conduct this review was expected to provide their report to the Federal Minister of Transport on December 24, 2015. CN provided comments on the subjects being examined in 2015. It is unclear what actions, if any, will be taken by Transport Canada after they consider the findings of the report; however, additional regulations could be proposed as a result of the review.

On June 18, 2015, Bill C-52 came into force, which requires railway companies to maintain minimum liability insurance coverage and establishes a strict liability regime on railway companies up to their minimum insurance levels in respect of losses incurred as a result of a railway accident involving crude oil. Bill C-52 creates a fund capitalized through levies payable by crude oil shippers to compensate for losses exceeding the railway company’s minimum insurance level. Currently, the Company’s liability insurance coverage exceeds the minimum required. The provisions relating to insurance requirements and the fund are expected to come into force in June 2016.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Economic regulation – U.S.
The Company’s U.S. rail operations are subject to economic regulation by the Surface Transportation Board (STB). The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. The STB has undertaken proceedings in the past few years in a number of significant matters that remain pending, as noted below.

On December 12, 2013, the STB instituted a proceeding on how to ensure its rate complaint procedures are accessible to grain shippers and provide effective protection against unreasonable grain rates, subsequent to which it received comments and replies. The STB held a hearing on these matters in 2015. No further significant developments have occurred.

On December 20, 2013, the STB instituted a rulemaking to review how it determines the rail industry’s cost of equity capital, and on April 2, 2014, joined it with a proceeding to explore its methodology for determining railroad revenue adequacy and the revenue adequacy component used in judging the reasonableness of rail rates. The STB held hearings on these matters on July 22-23, 2015. In addition, on September 8, 2015, the STB made its annual revenue adequacy determination for Class I carriers for 2014. The STB determined that four Class I carriers are revenue adequate, among them Grand Trunk Corporation, which includes CN’s U.S. affiliated operations.

CN | 2015 Annual Report

Management’s Discussion and Analysis

On October 8, 2014, the STB issued a decision requiring all Class I railroads to provide each week a broad range of operational data, starting October 22, 2014. The STB is seeking to provide access to rail performance data sought by shippers and to meet the STB’s objective of promoting transparency, accountability, and improvements in rail service. The STB also directed that data specific to Chicago and a narrative summary of operating conditions in Chicago as well as Chicago Transportation Coordination Office (CTCO) contingency protocols and other industry-wide information be provided from individual railroads. On December 30, 2014, the STB issued a notice of proposed rulemaking to require Class I railroads to permanently report certain service performance metrics on a weekly basis, however no final rule has been issued.

Pursuant to the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet heightened performance standards jointly promulgated by the FRA and Amtrak for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a complaint with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains on CN’s ICRR and GTW lines. On December 19, 2014, the STB granted Amtrak’s motion to amend its complaint to limit the STB’s investigation to a single Amtrak service on CN’s ICRR line. That case has been stayed pending a notice of proposed rulemaking on December 28, 2015 to define on-time performance under Section 213 of PRIIA, and a proposed policy statement on the same date offering guidance on appropriate evidence and on preference issues in such investigations. During this period, the rail industry also challenged as unconstitutional Congress’ delegation to Amtrak and the FRA of joint legislative authority to promulgate the PRIIA performance standards, and on July 2, 2013, the U.S. Court of Appeals for the District of Columbia Circuit so ruled. On March 9, 2015, however, the Supreme Court vacated the D.C. Circuit’s July 2, 2013 decision and returned the case to that court for review of the constitutional claims not previously ruled upon. As a result, the joint FRA/Amtrak performance standards became applicable again on April 10, 2015, pending the D.C. Circuit’s review. The court held oral argument on November 10, 2015, and a decision is expected during the first quarter of 2016.

The U.S. Congress has had under consideration various pieces of legislation that would increase federal economic regulation of the railroad industry. On March 24, 2015, legislation was introduced in the Senate (S.853) which would (among a number of other provisions) allow for reciprocal switching for junctions within 100 miles, however, no further action was taken in Congress as of the date of this MD&A. On December 18, 2015, STB reauthorization legislation (S.808) was passed by Congress and signed into law by the President. In addition to addressing arbitration and the Board’s investigatory authority, the new law further streamlines the STB’s rate-case review process, and extends current STB membership from three Commissioners to five.

The acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E) in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line. The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice. Appeals were also filed by certain communities challenging the sufficiency of the EIS. On March 15, 2011, the Court denied the CN and community appeals. As such, the Company has estimated remaining commitments, through to December 31, 2017, of approximately $48 million (US$35 million), in relation to the acquisition.

The STB also imposed a five-year monitoring and oversight condition on the transaction, subsequently extended by an additional year to January 2015, and an additional two years to January 23, 2017, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions.

On November 8, 2012, the STB denied a request made by the Village of Barrington, Illinois (Barrington) to reopen its EJ&E approval decision and impose additional mitigation requiring CN to provide a grade separation at a location along the EJ&E line in Barrington, a requested condition the STB had previously denied. On July 18, 2014, the U.S. Court of Appeals for the D.C. Circuit denied Barrington’s appeal of the STB’s decision. On November 26, 2014, Barrington again sought reopening to have a grade separation condition imposed at CN’s expense at the intersection of U.S. Highway 14 and the EJ&E line in Barrington at CN’s expense.  Barrington’s petition to reopen was denied on May 15, 2015, and its petition for reconsideration of that decision was denied on November 4, 2015.

The resolution of matters that could arise during the STB’s remaining oversight of the transaction cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company’s results of operations or its competitive and financial position.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Safety regulation – Canada
The Company’s rail operations in Canada are subject to safety regulation by the Federal Minister of Transport under the Railway Safety Act as well as the rail portions of other safety-related statutes, which are admistered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is exposed to additional regulatory oversight in Canada. The Transportation of Dangerous Goods Act, also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

Following a significant derailment involving a non-related short-line railroad within the Province of Quebec (“Lac-Mégantic derailment”) on July 6, 2013, several measures have been taken by Transport Canada to strengthen the safety of the railway and transportation of dangerous goods systems in Canada. Amendments to the Canada Railway Safety Act and Transportation of Dangerous Goods Act include requirements for classification and sampling of crude oil, the provision of yearly aggregate information on the nature and volume of dangerous goods the company transports by rail through designated municipalities, and new speed limit restrictions of 40 miles per hour for certain trains carrying dangerous commodities. Additional requirements for railway companies to conduct route assessments for rail corridors handling significant volumes of dangerous goods and an Emergency Response Assistance Plan in order to ship large volumes of flammable liquids were also put into place. Further to this, Transport Canada issued new rules prohibiting the use of certain DOT-111 tank cars for the transportation of dangerous goods, and announced a new standard for tank cars transporting flammable liquid dangerous goods. The new standard, called TC-117, establishes enhanced construction specifications along with a phase out schedule for DOT-111 and CPC-1232 tank cars.

Transport Canada has also issued new regulations that provide for: (1) administrative monetary penalties that could be issued for violation of the Railway Safety Act and its associated regulations, (2) specific standards for new highway-railway crossings and requirements that existing crossings be upgraded to basic safety standards within seven years, as well as safety related data that must be provided by railway companies on an annual basis, and (3) modified requirements for safety management systems for both federally-regulated railway companies as well as local carriers operating on railway lines of federally-regulated carriers. As well, under Bill C-52, which was enacted on June 18, 2015, the Agency now has jurisdiction to order railway companies to compensate municipalities for the costs incurred in responding to fires caused by railway operations.

In compliance with an order issued by Transport Canada, the Railway Association of Canada filed revised rules on behalf of CN and its other member railway companies, respecting the securement of unattended locomotives and crew size requirements, which were approved by the Federal Minister of Transport. Additional rules are under development. CN has reviewed its safety policies for unattended trains and adjusted its safety practices in light of events occurring subsequent to the Lac-Mégantic derailment.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Safety regulation – U.S.
The Company’s U.S. rail operations are subject to safety regulation by the Federal Railroad Administration (FRA) under the Federal Railroad Safety Act as well as rail portions of other safety statutes, with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (PHMSA). The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Securitiy Administration (TSA) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, the FRA and the PHMSA issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees’ compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire. Effective August 5, 2013, the AAR amended the industry’s Recommended Railroad Operating Practices for Transportation of Hazardous Materials by expanding the definition of a “key train” (for which heightened operating safeguards are required).

CN | 2015 Annual Report

Management’s Discussion and Analysis

As a result of FRA’s Emergency Order No. 28, the Railroad Safety Advisory Committee (RSAC), which was established by the FRA in 1996 to provide advice and recommendations to the FRA on railroad safety matters, was directed with four new tasks (1) train crew size, (2) operational testing for securement, (3) securement and (4) hazardous material issues. CN was an active participant in all four task groups, which have all now completed their work.

The National Transportation Safety Board (NTSB) issued a series of recommendations to the U.S. Department of Transportation, to address the safety risk of transporting crude oil by rail. Specifically, the NTSB recommended (1) expanded hazardous materials route planning for railroads to avoid populated and other sensitive areas; (2) development of an FRA/PHMSA audit program to ensure that railroads carrying petroleum products have adequate emergency response capabilities to address worst-case discharges of the product; and (3) audits of shippers and railroads to ensure that they are properly classifying hazardous materials being transported and that they have adequate safety and security plans in place.

The PHMSA issued a final rule on May 8, 2015, in coordination with the FRA, containing new requirements for tank cars moving in high-hazard flammable trains (HHFTs) and related speed restrictions, as well as other requirements, including the use of electronically controlled pneumatic (ECP) brakes. To be used in an HHFT, new tank cars constructed after October 1, 2015 will have to meet enhanced DOT-117 design or performance criteria, while existing tank cars will have to be retrofitted based on a DOT-prescribed schedule. On June 12, 2015, the AAR filed an administrative appeal with PHMSA challenging, among other matters, the agency’s requirement for railroads to install ECP brakes on certain HHFTs. On November 6, 2015, PHMSA denied AAR’s administrative appeal. However, as part of the surface transportation reauthorization bill known as the FAST Act, which was enacted on December 4, 2015, Congress substituted certain modified requirements supported by the industry, and also provided for re-visitation of the ECP brake requirement through an 18-month independent study of the costs, benefits and operational impacts of ECP brakes to be conducted by the Government Accountability Office, in addition to further testing.

Rail safety bills have been introduced in the U.S. Congress following the Lac-Mégantic derailment, however these bills have not advanced due to the fact that much of the substance of rail safety was addressed under the recently enacted FAST Act, and by FRA and PHMSA regulatory measures.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Positive train control
On October 16, 2008, the U.S. Congress enacted the Rail Safety Improvement Act of 2008, which required all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. Pursuant to the Positive Train Control Enforcement and Implementation Act of 2015 and the FAST Act of 2015 (collectively the “PTCEIA”), Congress extended the PTC deadline until December 31, 2018, with the option for a railroad carrier to implement PTC by no later than December 31, 2020. Pursuant to the PTCEIA, the Company  submitted its revised implementation on January 27, 2016. The Company will also have to file a progress report on March 31, 2016, and annually thereafter until implementation is completed. The Company was progressing its implementation of PTC pursuant to the prior law and will continue to do so under the new timeline, including working with the FRA and other Class I railroads to satisfy the requirements for U.S. network interoperability. In connection with CN’s revised PTC implementation plan, CN performed a reassessment of all costs associated with its implementation plan and now estimates that the total implementation cost will be US$1.2 billion, of which US$0.2 billion has been spent as of December 31, 2015. The revised estimated total costs take into consideration the added complexities identified during the detailed review as well as technical challenges anticipated to comply with the regulations and to ensure the interoperability with other railroads and to maintain optimal operating performance.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Security
The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S, Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada. More specifically, the Company is subject to:
•	Border security arrangements, pursuant to an agreement the Company and Canadian Pacific Railway Company entered into with the CBP and the CBSA.
•	The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.
•	Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.
•	Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.
•	Gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.

The Company has worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Vessels
The Company’s vessel operations are subject to regulation by the U.S. Coast Guard (USCG) and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels.

The Federal Maritime Commission, which has authority over oceanborne transport of cargo into and out of the U.S., initiated a Notice of Inquiry in 2011 to examine whether the U.S. Harbor Maintenance Tax (HMT) and other factors may be contributing to the diversion of U.S.-bound cargo to Canadian and Mexican seaports, which could affect CN rail operations. While legislative initiatives have been launched since then, no further action was taken in the Senate or the House of Representatives as of the date of this MD&A.

Transportation of hazardous materials
As a result of its common carrier obligations, the Company is legally required to transport toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, and environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company’s results of operations, or its competitive and financial position.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. For example, the current volatility in domestic and global energy markets could impact the demand for transportation services as well as impact the Company’s fuel costs and surcharges. In addition, the current volatility in other commodity markets such as coal and iron ore could have an impact on volumes. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Pension funding volatility
The Company’s funding requirements for its defined benefit pension plans are determined using actuarial valuations. See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for information relating to the funding of the Company’s defined pension plans. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funding status of the plans and the Company’s results of operations. There can be no assurance that the Company’s pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans, as well as other mitigation programs in place, a cyber security attack and significant disruption or failure of its information technology and communications systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance premiums could also increase significantly or coverage could become unavailable.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to the business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Liquidity
Disruptions in the financial markets or deterioration of the Company’s credit ratings could hinder the Company’s access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier concentration
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 30% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels and seeks to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign exchange
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company’s revenues and expenses.

Interest rate
The Company is exposed to interest rate risk relating to the Company’s long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. Adverse changes to market interest rates may significantly impact the fair value or future cash flows of the Company’s financial instruments. There can be no assurance that changes in the market interest rates will not have a negative effect on the Company’s liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

CN | 2015 Annual Report

Management’s Discussion and Analysis

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company’s operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company’s capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. Climate change legislation and regulation could affect CN’s customers; make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2015, have concluded that the Company’s disclosure controls and procedures were effective.

During the fourth quarter ended December 31, 2015, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2015, management has assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2015, and issued Management’s Report on Internal Control over Financial Reporting dated February 1, 2016 to that effect.

CN | 2015 Annual Report